601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

October 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman, Martin James, Erin Donahue and Erin Purnell

Re:	Birkenstock Holding Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed September 15, 2023

File No. 333-274483

Ladies and Gentlemen:

This letter sets forth the responses of Birkenstock Holding Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 26, 2023 with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments, and the Company is concurrently publicly filing Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment No. 2”) with this letter, which reflects these revisions and certain other changes. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Registration Statement on Form F-1 filed September 15, 2023

Use of Proceeds, page 74

1.	Staff’s comment: Please disclose the estimated net amount of proceeds broken down into each principal intended use thereof. See Item 3.C of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 76 of Amendment No. 2 accordingly.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong  Kong Houston London Los Angeles Miami Munich   Paris Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission

October 2, 2023

Business

Operations

Logistics, page 149

2.

Staff’s comment: We note your response to comment 2, and reissue in part. Please tell us whether you have a contractual agreement with the fulfillment center in Columbus, Ohio, and describe the material terms of any agreement you have with that facility.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that its contractual agreement with the fulfillment center in Columbus, Ohio is not material to the Company, as the Company is not dependent on this fulfillment center. This fulfillment center is not the Company’s only fulfillment center, and the Company believes alternative facilities that provide comparable services would be available if alternative facilities were ever required.

Tax Receivable Agreement, page 179

3.

Staff’s comment: We note your response to comment 3. Please revise your disclosure to include a representation that all material terms of the agreement have been discussed. Please make similar revisions to your disclosure regarding the Shareholders’ Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 185 and 187 of Amendment No. 2 accordingly.

Exhibits and Financial Statement Schedules

Form of Opinion of Carey Olsen Jersey LLP, page II-1

4.	Staff’s comment: Please have counsel file a final opinion in a pre-effective amendment to the registration statement. In addition, please have counsel revise to:

•	remove assumption 3.1.5. Counsel may not assume that the company is not insolvent;

•	revise paragraph 4 to recognize that the shares to be sold by the selling shareholder are already outstanding and fully paid; and

•	remove “the Directors” designation from the addressee as it, combined with the statement in paragraph 6.3, creates an improper limitation on reliance.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 5.1 to Amendment No. 2 accordingly.

Securities and Exchange Commission

October 2, 2023

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Ross M. Leff of Kirkland & Ellis LLP by telephone at 212-446-4947 or by email at ross.leff@kirkland.com.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff

Via E-mail:

cc:

Oliver Reichert, Chief Executive Officer

Dr. Erik Massmann, Chief Financial Officer

Christian Heesch, Chief Legal Officer

Birkenstock Holding Limited

Joshua N. Korff

Zoey Hitzert

Kirkland & Ellis LLP

Marc D. Jaffe

Ian D. Shuman

Adam J. Gelardi

Latham & Watkins LLP